Reed’s Inc
Beneficial Conversion Feature
Response to Comment 3

We believe the measurement date, as defined in EITF 98-5, for most of the preferred stock offering is May 2004. We base this determination on the fact that 1) our subscription agreement has non-refundable language, which provides for a sufficiently large disincentive for nonperformance, 2) one investor who signed the subscription agreement in early May 2004, accounted for about 50% of the proceeds received from the offering. (His subscription agreement will be forthcoming by fax under separate cover. The subscriber is Robert Reed, Jr., the brother of the Company’s President and he paid $150,000 for the stock).

We plan to become effective with the December 31, 2004 financial statements, putting us at a May 2005 effective date. The offering would commence sometime after that. . If for whatever reason we do not become effective with the December 31, 2004 financials, our offering would be further delayed by at least a month.

If the offering were to occur in May 2005, that puts us right at the cusp of one year from the May 2004 measurement date, making the presumption to use the offering price as the fair value of the stock in May 2004 less presumptive. Therefore, we argue using the offering price as the fair value of the stock to be incorrect.

Our argument is that the fair value of the stock in May 2004 is $2.50. We plan to support this position using verifiable valuation criteria which we plan to produce internally, using the assistance of outside consultants as needed.

If you agree that the measurement date, for purposes of compliance with EITF 98-5 is May 2004 and the presumption to use the offering price should be abandoned in favor of a fair value calculation of the stock as of May 2004, then we will proceed to produce the valuation described above.

If you do not agree to our measurement date or the creation of an in-house, verifiable fair value calculation of our common stock as of May 2004 please so inform us and provide guidance as which measurement date to use and confirm you believe the offering price of $4.00 is the fair value of the stock to use at the measurement date.

Reeds, Inc.
Packaging and Design Costs
Response to Comment 9

We believe our treatment of Packaging and Design Costs meets the definition of intangible assets under SFAS 142, paragraph 10, because they are specifically identifiable, have determinable lives and are not inherent in our continuing business.

Our packaging and design costs are specifically identifiable because they are costs we incur, from third party graphic designers, to specifically design labeling for our products. The costs we capitalize are costs associated with the final rendition of the label.

These costs have determinable lives because we know that the labels will have to change given the changes in the market place, formulation changes, changes in habits and preferences of consumers, etc. Based on our product life cycle we have estimated these lives to be 10 years. We will change our estimate of useful life, based on actual changes in the market place.

These costs are not inherent in our continuing business because we do not incur these costs on a regular basis in order to manufacture or sell our product. These costs are incurred at the beginning of the product life cycle and will not be incurred again until the product needs to be changed.

We believe that our treatment of Packaging and Design Costs meet the definition of FASB Concepts Statement No. 5, paragraph 63, i.e., it meets the definition of an asset, it is measurable, it has relevance and it has reliability.

One basic definition of an asset is that of a right or resource that has future benefit in use and can be expressed in monetary terms, resulting from an enterprise's transactions. We believe our treatment of Packaging and Design Costs meets the definition of an asset under this definition because the future benefit of these costs extends to the product life-cycle of our products. Further, we believe the matching principle supports our classification of these costs as an asset, because the amortization of the asset is matched with the revenue generation of our product life-cycle. Expensing these costs at the time incurred, we believe, would be a violation of the matching principle and a violation of the definition of an asset.

The attributes of measurability, relevance and reliability are highly subjective criteria to measure. However, we believe our treatment of Packaging and Design Costs meets these criteria based on the facts presented, the inherent nature of why the costs are being incurred and the products which these costs benefit.

To further support our position, we call your attention to the December 31, 2004 Form 10-K filed by Marvel Enterprises, Inc. Please see footnote 2, Summary of Significant Accounting Policies -Product and Package Design Costs. This disclosure states “The Company capitalizes costs related to product and package design when such products are determined to be commercially acceptable. Package design costs include costs relating to art work, modeling and printing separations used in the production of packaging.”

We believe we have provided the burden of proof required to substantiate our accounting treatment of Packaging and Design Costs. We trust you concur.